SAHARA MEDIA HOLDINGS, INC.

81 Greene Street, 4th Floor
New York, NY 10012

September 18, 2009

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz, Branch Chief--Legal

Re:	Sahara Media Holdings, Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed September 18, 2009 File No. 333-155205

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sahara Media Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00am, Eastern Time, on September 22, 2009, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sahara Media Holdings, Inc.

By:	/s/ Philmore Anderson IV
Name: Philmore Anderson IV
Title: Chief Executive Officer